Iroquois Valley Farmland REIT, PBC (“Company”)

Stock Redemption Program

Dated as of: February 22, 2019

1.	Purpose. The purpose of the Stock Redemption Program is to provide limited interim liquidity for the Company’s stockholders (under the conditions and limitations set forth below) until a liquidity event occurs. Without the Stock Redemption Program, stockholders in the Company would generally be required to hold their shares of common stock for an indefinite time period because (1) there is no established trading market for the shares, (2) the Company does not anticipate that a secondary trading market for the shares will develop, and (3) the Company does not have a pre-established liquidation date or other established liquidity event (such as listing the shares on a securities exchange, merger with a publicly traded company or sale in a privately negotiated transaction.)
2.	Participation. The Stock Redemption Program is open to all stockholders.
3.	Conditions. Stockholders must have held the shares of common stock to be redeemed for at least five (5) years to redeem such shares in the Stock Redemption Program. Stockholders must redeem a minimum of twenty (20) shares of common stock to participate in the Stock Redemption Program; provided that if a stockholder owns less than twenty (20) shares, the stockholder may participate if the stockholder redeems all of the shares then owned by the stockholder.

  4. Timing. The Stock Redemption Program is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Board of Directors. Stockholders can tender their shares of common stock at any time during the period in which redemption periods are open. Each redemption period will be held open for at least one (1) month. Repurchases under the Stock Redemption Program will be made at least once every eighteen (18) months; however the Company will attempt to repurchase every twelve (12) months. The Company intends to open redemption periods following new equity or debt capital raise efforts and allocate a portion of the proceeds therefrom to fund such redemptions.

5.	Repurchase Price. The repurchase price will be based on the current Board-approved price for shares of the Company’s common stock. At no time will the repurchase price exceed the current Board-approved price. No premium will be paid by the Company for the shares repurchased under the Stock Redemption Plan (as compared with the current Board-approved price for shares of the Company’s common stock). The repurchase price will be the same for all shares redeemed during a given redemption period and the repurchase price will be paid in cash.
6.	Number of Shares Repurchased by the Company. The number of shares to be repurchased by the Company under each redemption will not (i) be less than five percent (5%), and/or (ii) exceed ten percent (10%) of the number of shares of common stock of the Company outstanding at the time the redemption becomes effective. Any and all shares of common stock redeemed by the Company will be cancelled and returned to the status of authorized but unissued shares. Shares acquired by the Company through the Stock Redemption Program will not be reissued unless they are first registered with the SEC or other appropriate state securities laws or are exempt from such registration.

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7.	Oversubscription. If the volume limitation is reached (i.e., shares tendered for redemption are in excess of ten percent (10%) of the number of shares of common stock of the Company) in any given redemption period or the Company determines to redeem fewer shares than have been submitted for redemption in any redemption period, the Company will make redemptions under the Stock Redemption Program on a pro rata basis.

  8. Disclosure. All material information relating to the Stock Redemption Programs will be fully and timely disclosed (i) to the Company’s stockholders and (ii) in the Company’s offering materials. Modifications, suspensions or terminations of the Stock Redemption Program will be promptly disclosed in a Current Reports filed with the SEC, and stockholders will be notified in writing at least thirty (30) days prior to the effective date of the modification, suspension or termination.

9.	Non-Solicitation. The Company will not solicit redemptions under the Stock Redemption Program other than through disclosure in the Company’s offering materials and Current Reports filed with the SEC disclosing the terms of the Stock Redemption Program, and through further communications as necessary to announce a modification to, or suspension or termination of, the Stock Redemption Program. Stockholders desiring to submit for redemption all or a portion of their shares of common stock will do so of their own volition and not at the behest of, invitation or encouragement of the Company. The role of the Company in effectuating redemptions under the Stock Redemption Program will be ministerial.

10. Stockholder Withdrawal Rights. Stockholders may withdraw any request for redemption at any time in writing delivered to the Company prior to the redemption.

11.	No Trading Market. The Company is structured as a perpetual-life entity and has no current intention to list its shares of common stock on an exchange or other trading market. No established regular trading market for the Company’s shares of common stock currently exists. The Stock Redemption Program will be terminated if the Company’s shares of common stock are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares of common stock develops.
12.	Board of Director Approval. The Board of Directors of the Company will approve and adopt the Stock Redemption Program and each redemption thereunder. A determination by the Board of Directors to terminate, amend or suspend the Stock Redemption Program will require the affirmative vote of a majority of the members of the Board of Directors.
13.	Regulatory Compliance. The Stock Redemption Plan is intended to allow the Company to make repurchases of shares of its common stock in a manner that such redemptions do not constitute an issuer tender offer subject to the Exchange Act Rule 13e-4. Furthermore, the Stock Redemption Plan is also intended to be exempt from Rule 102 of Regulation M to permit the Company to repurchase its shares of common stock while the Company is engaged in a distribution of shares of common stock. The Company intends to take action requested by the SEC to be in conformity with the foregoing.
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